

September 13, 2010

Mr. Jeff Hanks
Chief Financial Officer
Resource Holdings, Inc.
11753 Willard Avenue
Tustin, CA 92782

>   **Re: Resource Holdings, Inc.**
>   **Form 10-Q/A for the Fiscal Quarter Ended March 31, 2010**
>   **Filed August 19, 2010**
>   **File No. 0-53334**

Dear Mr. Hanks:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

John T. Archfield Jr.
Staff Accountant